November 18, 2022

Via EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549

Attention: Heather Clark
Andrew Blume

Re: CIRCOR International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for the Fiscal Quarter Ended July 3, 2022
Form 8-K furnished September 30, 2022
File No. 001-14962

Ladies and Gentlemen,

CIRCOR International, Inc. (the “Company”) submits this letter in response to comments contained in a letter dated November 7, 2022 (the “Comment Letter”) from the staff of the Office of Manufacturing of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company concerning the above-referenced Form 10-Q and Form 8-K. For your convenience, the comments from the Comment Letter have been repeated below in italics followed by the Company’s responses.

Form 10-Q for the Fiscal Quarter Ended July 3, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Segment Results, page 30

1.Your response to prior comment 1 indicates that you will no longer present orders as a non-GAAP measure and have determined it is instead a metric. Please revise to provide a clear definition of the metric and how it is calculated, why it is useful to investors, how management uses the metric and whether there are estimates or assumptions underlying the metric or its calculation for which disclosure is needed. Refer to SEC Release No. 33-10751.

Response:

In its Form 10-Q for the Fiscal Quarter Ended October 2, 2022 (“2022 Q3 Form 10-Q”) filed with the SEC on November 14, 2022, the Company provided information relating to its definition and use of “orders,” including why the Company believes the information is useful to investors. This information can be found in front of the first use of the term on page 29 of the 2022 Q3 Form 10-Q, in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company’s method for calculating orders does not contain estimates or assumptions that require disclosure for the metric not to be materially misleading. Going forward, the Company will provide this information in filings that include the orders metric.

Form 8-K furnished September 30, 2022
Exhibit 99.2, page 30

2.Your response to prior comment 6 indicated that you would retitle free cash flow to adjusted free cash flow. Although you have done so in Exhibit 99.1, you did not revise the description on page 22 of Exhibit 99.2. Please revise future filings accordingly.

Response:

In its Third Quarter 2022 Investor Review Presentation, furnished as Exhibit 99.2 to the Form 8-K filed on November 14, 2022, the Company utilized the non-GAAP measure “adjusted free cash flow” on slides 8 and 20. Going forward, the Company will use this reference when the measure is presented.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (781) 270-1248.

Sincerely,

/s/
Arjun “AJ” Sharma
Chief Financial Officer & SVP Business Development
CIRCOR International, Inc.

cc: Brian Lane, Gibson, Dunn & Crutcher LLP